UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-12115

CONTINUCARE CORPORATION

(Exact name of registrant as specified in its charter)

7200 Corporate Center Drive, Suite 600

Miami, Florida 33126

(305) 500-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Continucare Corporation (the “Issuer”) hereby requests immediate withdrawal of its request to terminate the registration of its common stock ($0.0001 par value) under Section 12(g) of the Securities Exchange Act of 1934, as amended, which was filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2011 (the “Form 15”).

The Issuer believes that withdrawal of the Form 15 is consistent with the public interest. The Issuer is withdrawing the Form 15 because it was inadvertently filed prior to the effective date of the Issuer’s Form 25 filed with the Commission on October 5, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, Continucare Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 6, 2011	By:	/s/ Roberto L. Palenzuela
		Name:	Roberto L. Palenzuela
		Title:	Secretary